SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2008

Commission File No. 1-31690

TransCanada Corporation

(Translation of Registrant’s Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

Exhibit 99.1 to this report, filed on Form 6-K (excluding the Sections entitled “Report on Executive Compensation” and “Performance Graph”, which shall be deemed not to be incorporated by reference), shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-5916, 333-8470 and 333-9130), Form F-3 (File Nos. 33-13564 and 333-6132) and Form F-10 (File No. 333-140150).

Exhibit 99.2 to this report, furnished on Form 6-K, is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2008

TRANSCANADA CORPORATION

By:	/s/ Gregory A. Lohnes
Gregory A. Lohnes
Executive Vice-President and
Chief Financial Officer

By:	/s/ Donald J. DeGrandis
Donald J. DeGrandis
Corporate Secretary

EXHIBIT INDEX

99.1	Management Proxy Circular of the Registrant dated February 25, 2008.

99.2	Form of Proxy of the Registrant.